Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust announces the pricing of a proposed private placement of notes

     PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) announces the pricing of a proposed private placement of notes

     CALGARY, April 30 /CNW/ - Penn West Energy Trust ("Penn West") is pleased to announce it has priced a proposed offering of notes to be issued on a private placement basis, primarily in the United States, with an aggregate principal amount of US$480 million plus $30 million in Canadian dollar denominated notes.
     The private placement consists of US$152.5 million of 6.12% notes due in
2016, US$278 million of 6.30% notes due in 2018, CAD$30 million of 6.16% notes also due in 2018 and US$49.5 million of 6.40% notes due in 2020. The notes will be unsecured and rank equally with Penn West's bank facilities and Penn
West's outstanding senior notes issued in May 2007 with an aggregate principal amount of US$475 million. Subject to the completion of due diligence and the satisfaction of other customary closing conditions, the note offering is expected to close on or about May 29, 2008. Penn West intends to use the proceeds of the note offering to repay a portion of its advances under its syndicated bank facilities.
     In January 2008, Penn West entered into 10-year U.S. treasury forward contracts with an aggregate notional principal amount of US$225 million at an average fixed treasury rate of 3.6778 percent until June 30, 2008. The contracts were entered into as a hedge against changes in the coupon rate of these notes that might have resulted from changes in U.S. treasury rates. In connection with the pricing of the notes, effective today, Penn West settled these contracts and as a result realized a gain of approximately
US$2.4 million.
     The notes have not been and will not be registered under the United
States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta. Penn West's trust units and debentures are listed on the
Toronto Stock Exchange under the symbol PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C,
PWT.DB.D, PWT.DB.E and PWT.DB.F and on the New York Stock Exchange under the symbol PWE.

     Forward looking statements

     In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the offering size, terms, use of proceeds and closing date of the proposed debt offering.
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: investor demand for Penn
West's notes; the successful completion of due diligence; the timing of closing the proposed debt offering; and our ability to obtain all necessary approvals.
     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things general economic conditions in Canada, the U.S. and globally, and the possibility that due diligence may not be completed satisfactorily or that the closing conditions for the offering are not satisfied or that closing will be delayed or not occur at all. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425-First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, CEO, Phone: (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 19:22e 30-APR-08